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SECURITIES AND EXCHANGE COMMISSION

03011670

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SEC FILE NUMBER
8- 40963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 1 1 2003 187 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CARLIN EQUITIES, CORP.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS

(No. and Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI (212) 332-2612

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 4 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CARLIN EQUITIES, CORP.

, as of DECEMBER 31, , 2002 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Carlin Equities Corp. and Subsidiaries

Year ended December 31, 2002
with Report of Independent Auditors

Carlin Equities Corp. and Subsidiaries

Consolidated Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders of
Carlin Equities Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Carlin Equities Corp. and Subsidiaries (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Carlin Equities Corp. and Subsidiaries at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2002

Carlin Equities Corp.

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 629,843
Receivable from clearing broker	9,720,717
Securities owned, at market value	4,146,578
Investment in LLC	315,000
Commissions receivable	172,528
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $1,979,220	3,159,114
Equipment under capital lease net of accumulated depreciation of $795,018	193,273
Due from affiliates	1,351,996
Other assets	2,198,484
Total assets	$21,887,533
Liabilities and stockholders' equity	
Liabilities:	
Commissions payable	4,388,057
Accounts payable and accrued expenses	3,384,455
Obligations under capital lease including interest payable	223,034
Securities sold, not yet purchased, at market value	108,044
Total liabilities	8,103,590
Minority interests in the net assets of subsidiaries	(66,456)
Subordinated loan	150,000
Stockholders' equity:	
Common stock, no par value: authorized, issued and outstanding 200 shares	1,185,879
Additional paid-in capital	921,456
Retained earnings	11,593,064
Total stockholders' equity	13,700,399
Total liabilities and stockholders' equity	$21,887,533

See accompanying notes.

Carlin Equities Corp. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Organization

Carlin Equities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. Securities transactions for the Company's customers are cleared through and carried by Spear, Leeds & Kellogg ("SLK"), a New York Stock Exchange member firm, on a fully disclosed basis. Futures transactions are cleared through Refco Securities, LLC ("REFCO"). The Company is also engaged in proprietary trading of securities.

The consolidated financial statements include the accounts of the Company and its 80% owned subsidiaries, Carlin Futures LLC and GTP Futures, LLC, as well as its wholly-owned subsidiaries TSD Trading LLC (formerly The Street Direct LLC) ("TSD") and U.S. Trading Corp ("USTC").

Carlin Futures LLC is registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association. TSD is registered as a broker-dealer with the SEC and is a member of the NASD. Carlin Futures LLC, GTP Futures LLC, and TSD act as introducing brokers for which they earn commissions. All transactions for the customers of Carlin Futures LLC, GTP Futures LLC and TSD are cleared through and carried by their clearing brokers on a fully disclosed basis.

On July 24, 2002, the company acquired 100% of the common stock of USTC, a broker dealer registered with the SEC and NASD, at USTC's net asset value as of June 30, 2002. The purchase price exceeded the fair value of net assets acquired by approximately $20,000. Such goodwill is included in other assets in the accompanying consolidated statement of financial condition. The Company has used the purchase method of accounting to record this transaction. As such, the consolidated statement of income includes the results of operations of USTC from July 1, 2002 through December 31, 2002.

1. Organization (continued)

The following is the condensed balance sheet of USTC at June 30, 2002, the latest interim period before the date of acquisition:

Cash and cash equivalents	$ 361,686
Receivables	183,469
Fixed assets	63,181
Securities owned	23,371
Other assets	18,041
Accounts payable	(136,435)
Net assets:	$ 513,313

USTC acts as an introducing broker for which it earns commissions. USTC also trades securities for its own account. Securities transactions for USTC's customers are cleared through and carried by Penson Financial Services Inc. ("Penson") on a fully disclosed basis.

2. Significant Accounting Policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. All intercompany accounts and transactions have been eliminated for purposes of consolidation.

The Company and its subsidiaries record securities transactions and the related revenue and expenses on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices based on the last price on the securities exchanges on which they trade and the resulting unrealized gains and losses on securities transactions are reflected on the consolidated statement of income in trading.

Furniture, fixtures and equipment are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding seven years.

The Company and its subsidiaries consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

The Company has elected to operate under Subchapter S of the Internal Revenue Code and, consequently, is not subject to federal and certain state income taxes. Accordingly, the stockholders of the Company are individually liable for the taxes on their share of the Company's net income for federal and certain state income tax purposes. However, the company does pay tax to New York City and other states and localities where they operate branch offices.

3. Receivable from Clearing Broker

The clearing and depository operations for the Company, its subsidiaries' and customers' securities transactions are provided by SLK, REFCO, and Penson (collectively the "clearing brokers") pursuant to clearance agreements. SLK charges interest on debit balances at the broker call rate, and pays interest on credit balances at the targeted Fed Funds rate.

At December 31, 2002, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing brokers reflected on the consolidated statement of financial condition are security positions with and amounts due from these clearing brokers. Cash at the clearing broker that is related to securities sold, not yet purchased is restricted until the securities are purchased.

The Company and its subsidiaries do not carry accounts for customers or perform custodial functions related to customers' securities. The Company and its subsidiaries introduce all of their customer/members transactions, which are not reflected in these consolidated financial statements, to the clearing brokers, which maintain the customers' accounts and clear such transactions.

For transactions in which the Company and its subsidiaries, through their clearing brokers, extend credit to customers, the Company and its subsidiaries seek to control the risks associated with these activities by requiring customers/members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company, its subsidiaries, and the clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Receivable from Clearing Broker (continued)

The Company and its subsidiaries have agreed to indemnify the clearing brokers for losses that it may sustain from the customer/members accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing brokers for these transactions.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2002 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$4,146,578	$108,044
Total	$4,146,578	$108,044

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the consolidated financial statements.

5. Commitments and Contingencies

The Company's main branch in New York currently rents its office space via a verbal agreement with its clearing broker ("Second Floor Lease"). In addition, the Company has a verbal agreement with an affiliate of the Company that has common shareholders for the use of office space, utilities and certain office equipment ("Twelfth Floor Lease"). The Company incurs the lease payment obligations in return for the use of the premises and the equipment. The Twelfth Floor Lease agreement is on a month-to-month basis and can be terminated at any time by either party without incurring any liabilities.

5. Commitments and Contingencies (continued)

The approximate aggregate minimum future lease payments under both the Second Floor Lease and the Twelfth Floor Lease are as follows:

Year ending December 31:	
2003	815,000
2004	815,000
2005	418,000
	$ 2,048,000

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. Rent expense was approximately $112,578 for the Second Floor Lease and $777,646 for the Twelfth Floor Lease for the year ended December 31, 2002.

The Company has leased computer equipment under capital leases. These leases will expire in 2003. The approximate aggregate future minimum lease payment for the year ending December 31, 2003 will be approximately $223,000.

There are no executory costs included in the aggregate future minimum lease payments, however; the payment includes approximately $30,000 of imputed interest to reduce the minimum lease payments to present value.

The company has been named in a NASD arbitration proceeding. Management believes that they have a meritorious defense in this arbitration. After considering all relevant facts and the advice of counsel, in the opinion of management, such arbitration will not have a material adverse effect on the company's consolidated financial position or results of operations.

6. Concentration of Credit Risk

The Company maintains cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

7. Related Party Transactions

Due from affiliates represents noninterest bearing cash advances for various expenses payable on demand.

Effective January 1, 2001, the Company entered into a revenue-sharing agreement with the managing member of an affiliated entity. The managing member is also a shareholder of the Company. The Company will pay to the managing member a rebate on the interest earned by the Company on the debit balances of the affiliate. For the year ended December 31, 2002 the total interest paid to the managing member totaled approximately $439,808, which is reflected as an offset of interest income in the accompanying consolidated statement of income.

The Company earned approximately $61.4 million of commissions from Generic Trading of Philadelphia, LLC, a related company. Certain shareholders of the company are shareholders of the managing members of Generic Trading of Philadelphia, LLC.

The Company has a management agreement with a related company whose shareholders in the managing member are also shareholders of the Company. Pursuant to the agreement the Company makes available its facilities and employees to provide administrative and brokerage services and office space.

The Company has a $150,000 subordinated loan from a shareholder in the Company. The Company pays interest on the subordinated loan at 8% per annum. The loan is scheduled to mature on April 30, 2003. This loan and the interest thereon is subordinated to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. The Company estimated the stated value of the subordinated loan to equal its fair value.

8. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature.

9. Investments

At December 31, 2002, the Company had a 25% membership interest in MSMS, LLC, which provides futures trading and consulting services. The Company accounts for its investment in MSMS, LLC at fair value.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46), which addresses consolidation by business enterprises of Variable Interest Entities (VIE). The accounting provisions and disclosure requirements of FIN 46 are effective immediately for VIE's created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003 for VIE's created prior to February 1, 2003. The Company continues to evaluate all relationships, but does not expect FIN 46 to have a material impact on its financial position or results of operations.

10. Net Capital Requirements

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $100,000, which ever is greater. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 or $100,000, whichever is greater.

At December 31, 2002, the Company had net capital of $4,132,654 which exceeded its requirement of $491,121 by $3,641,133. The Company's ratio of aggregate indebtedness to net capital was 1.8 to 1.

TSD and USTC are also subject to the Rule. At December 31, 2002, TSD had net capital of $763,352, which was $663,352 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was .14 to 1. At December 31, 2002, USTC had net capital of $210,137, which was $110,137 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.03 to 1.

Carlin Futures LLC is subject to the minimum financial requirements adopted and administered by the CFTC (Regulation 1.17). At December 31, 2002, Carlin Futures LLC had adjusted net capital of approximately $56,168, which was $26,168 in excess of the minimum required under the regulations of the CFTC.

10. Net Capital Requirements (continued)

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

11. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 3, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.